

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

Mail Stop 7010

April 28, 2009

By U.S. Mail and Facsimile

Lawrence T. Bell
General Counsel
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

Re: Ecolab Inc.
Definitive Proxy Statement on Schedule 14A
Filed on March 20, 2009
File No. 1-09328

Dear Mr. Bell:

We have reviewed your filing and have the following comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 28

1. In future filings, please disclose at what levels the annual cash incentive compensation targets were achieved by each named executive officer and explain how meeting the targets resulted in the payout of the annual compensation awarded.

Please respond to these comments by providing the supplemental information requested within 10 business days or tell us when you will respond. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

Lawrence T. Bell
Ecolab Inc.
April 28, 2009
Page 3

cc: Sarah Erickson (v*ia facsimile 651/ 293-2573)*
Associate General Counsel
Ecolab Inc.